MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15045944

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC PROCESSING RECEIVED
MAR 0 2 2015
WASH., DC
194

SEC FILE NUMBER
8-51520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway NW, Building One, Suite 100
(No. and Street)

Atlanta (City) Georgia (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore J. Bender III 404-841-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

3630 Peachtree Road, NE, Suite 600 (Address) Atlanta (City) Georgia (State) 30326 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Theodore J. Bender III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender LP, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

T Bender

Signature

MD

Title

LYNN F GALLIVAN
MY COMMISSION EXPIRES
NOTARY PUBLIC
JUNE 9, 2015
FULTON COUNTY, GEORGIA

Lynn F Gallivan

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Croft & Bender LP

Financial Statements

with Supplementary Information
December 31, 2014

Croft & Bender LP

Table of Contents
December 31, 2014

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income and Comprehensive Income	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Computation of Net Capital	13
Reconciliation of Partners' Capital	13
Reconciliation of Net Capital	13
Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1	13
Report of Independent Registered Accounting Firm related to Exemption Report Review	14
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Croft & Bender LP

We have audited the accompanying financial statements of Croft & Bender LP (a Georgia limited partnership) (the Company), which comprise the balance sheet as of December 31, 2014, and the related statements of income and comprehensive income, changes in partners' capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Croft & Bender LP's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Croft & Bender LP as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Croft & Bender LP's financial statements. The supplemental information is the responsibility of Croft & Bender LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Windham Brannon, P.C.

February 27, 2015

Certified Public Accountants

Croft & Bender LP

Statement of Financial Condition
December 31, 2014

Assets		
Current assets		
Cash		$ 706,146
Accounts receivable		20,000
Prepaid expenses		19,989
Reimbursable expenses receivable		6,332
Total current assets		752,467
Furnishings and equipment, net		7,141
Warrants, at estimated fair value		1,118,542
Other assets		6,045
Total assets		$ 1,884,195
Liabilities and partners' capital		
Current liabilities		
Accounts payable		$ 10,062
Contingent compensation related to warrants		1,118,542
Total liabilities		1,128,604
Partners' capital		
Partners' capital		800,000
Accumulated other comprehensive income		
Estimated fair value of warrants	(1,118,542)	
Estimated contingent compensation	1,118,542	
	-	-
Retained deficit		(44,409)
Total partners' capital		755,591
Total liabilities and partners' capital		$ 1,884,195

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Income and Comprehensive Income
For the Year Ended December 31, 2014

Revenue	
Merger and acquisition fees	$ 8,324,541
Private placement fees	5,000
Management fees, net	371,827
Total revenue	8,701,368
Operating expenses	
Salary and benefits expense	8,530,320
Finders fees	9,566
Office expense	274,266
Professional fees	120,140
Occupancy expense	133,715
Business development expense	136,146
Other operating expenses	54,246
Depreciation expense	4,950
Total operating expenses	9,263,349
Operating loss	(561,981)
Interest income	6,369
Net loss	$ (555,612)
Other comprehensive income	
Estimated fair value of warrants	(686,030)
Estimated contingent compensation	686,030
Total comprehensive loss	$ (555,612)

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2014

	Members' Capital	Retained Earnings (Deficit)	Limited Partners	General Partner	Comprehensive Income Warrants	Comprehensive Expense Contingent Compensation	Total Partners' Capital
Balance, December 31, 2013	$ 40,000	$ 699,630	$ -	$ -	$ 1,804,572	$(1,804,572)	$ 739,630
Net loss	-	(555,612)	-	-	-	-	(555,612)
Partner contributions			800,000	-	-	-	800,000
Distributions to members	(40,000)	(188,427)	-	-	-	-	(228,427)
Comprehensive income item:							
Estimated fair value of warrants	-	-	-	-	(686,030)	-	(686,030)
Estimated contingent compensation	-	-	-	-	-	686,030	686,030
Balance, December 31, 2014	**$ -**	**$ (44,409)**	**$ 800,000**	**$ -**	**$ 1,118,542**	**$(1,118,542)**	**$ 755,591**

Croft & Bender LP

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities	
Net loss	$ (555,612)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	4,950
Loss on disposal of equipment	(880)
Changes in:	
Accounts receivable	14,724
Prepaid expense	(19,989)
Reimbursable expenses receivable	6,423
Accounts payable	(11,144)
Accrued expenses	(43,375)
Due to affiliate	(30,782)
Net cash used in operating activities	(635,685)
Purchases of furnishings and equipment	(2,599)
Disposal of furnishings and equipment	1,428
Net cash used in investing activities	(1,171)
Cash flows from financing activities	
Contributions from partners	685,786
Distributions to members	(114,213)
Net cash provided by financing activities	571,573
Net decrease in cash	(65,283)
Cash, beginning of year	771,429
Cash, end of year	$ 706,146
Supplemental disclosures of non-cash items	
Unrealized loss on warrants	$ 686,030
Reduction in contingent compensation related to warrants	(686,030)
Non-cash contribution resulting from partnership reorganization	114,213

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Croft & Bender LP (f/k/a Croft & Bender LLC) (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. On December 31, 2014, the Company went through a reorganization and changed from a limited liability company to a limited partnership. The Company received $800,000 of partner contributions on December 31, 2014 as part of the reorganization. Croft & Bender GP, Inc. serves as the General Partner of the Company. Also, as part of the re-organization, the Company entered into a new Limited Partnership Agreement (the "Agreement"). All contributions, distributions, and income/loss allocations are done in accordance with the Agreement. For the year ended December 31, 2014, all income was allocated to the former members of the LLC. There was no income/loss allocated to Croft & Bender LP as of December 31, 2014.

The Company also organized and manages C&B Capital I, L.P. ("Fund I") and C&B Capital II, L.P. and a parallel partnership, C&B Capital II (PF), L.P. (collectively referred to as "Fund II"), which are private equity investment partnerships collectively referred to herein as the "Funds". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

The Company enters into engagement agreements primarily with corporate clients to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and success fees for completed private placement financings and merger and acquisition transactions. Private placement fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. During 2014, financing and merger and acquisition revenue was recognized from 20 clients, and 7 clients accounted for approximately 96% of such revenues. Financing and merger and acquisition engagement agreements with 12 clients were open at December 31, 2014.

Through a management agreement with the General Partner of each of the Funds, the Company provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Funds during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments. Management fees are collected quarterly in advance and are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as a receivable when incurred and are periodically billed to the client. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible.

Cash

Cash represents interest and non-interest bearing deposits in banks located in Georgia. From time to time, balances in interest and non-interest bearing accounts may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2014, management has concluded that an allowance for doubtful accounts is not necessary.

Warrants and Contingent Compensation

Warrants representing partial payment for the Company's services are sometimes issued by clients to the Company. The Company did not receive or exercise any warrants during 2014. At December 31, 2014, the Company was the holder of certain warrants in non-public, closely-held businesses which are not readily marketable, have various expiration dates through 2017, have an aggregate exercise price of approximately $1,055,000, and have an aggregate estimated fair

value of $1,118,542 as of December 31, 2014. The warrants represent holdings in four different companies and exercise prices range from $0.12 per share to $4.62 per share. The warrants, though held by and in the name of the Company, have been allocated as contingent accrued compensation to the former members of the LLC and to the current partners of the Company. The unrealized gain recognized from the value of the warrants and the accrued compensation payable to the former members of the LLC and to the current partners of the Company will be recorded as a realized gain and compensation expense at the time of exercise of the warrants. Compensation and payment of amounts to the former members of the LLC and to the current partners of the Company is contingent upon exercise of the warrants. The estimated fair value of the warrants and the contingent compensation are recorded as components of "other comprehensive income" in the statement of partners' capital.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, and office equipment. Depreciation is provided using straight-line and accelerated methods over useful lives of three years or the life of the existing lease.

Income Taxes

The Company is a limited partnership and, as such, its earnings and income taxes flow through directly to the partners. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Fair Value Policy

ASC 820, Fair Value Measurement, provides guidance for using fair value to measure assets and liabilities. ASC 820 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and lowest priority

to unobservable data. ASC 820 applies whenever other standards require assets or liabilities to be measured at fair value.

In choosing the most appropriate fair value estimate the Company utilizes the hierarchy consisting of three broad levels, which are described below:

- Level 1 – Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.
- Level 2 – Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Estimates of fair value are determined by senior management and based on assumptions that are consistent with the Company's current expectations and those assumptions that would be used by market participants. The lowest level input significant to the fair value measurement is utilized in instances where the inputs used to measure fair value fall into different levels of the fair value hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. These fair value estimation techniques involve degrees of judgment and as a result are not necessarily indicative of the amounts that would be realized in a current market exchange. The use of different techniques may have a material effect on the estimated fair value amounts.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were filed with the SEC.

2. Fair Value Measurements

From time to time, the Company receives warrants, issued by clients, representing partial payment for the Company's services. The warrants are carried at their estimated fair value. In order to determine the fair value associated with the warrants, the Company obtained audited financial statements for the portfolio companies and reviewed for assumptions used therein for

valuing these types of securities. The assumptions used in the audited financial statements were reviewed for reasonableness and appropriateness. The same input factors for the Black-Scholes model used by the portfolio companies were used by the Company in determining the estimated fair value of the warrants and the contingent compensation accrual of the Company.

At December 31, 2014, the Company's warrants are considered to be Level 3 assets under generally accepted accounting principles. For the year ended December 31, 2014, the change in the warrant balance was attributable solely to the change in the estimated fair value of the warrants.

The following table represents the valuation technique used to measure the fair value of the warrants, and the significant unobservable inputs and ranges for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Warrants	**$ 1,118,542**	Black-Scholes model	Annual treasury rate	0.67% - 1.10%
			Annualized volatility	27.16% - 60.00%

A reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2014 is summarized as follows:

	Warrants
Balance - December 31, 2013	$1,804,572
Change in fair value included in other comprehensive income	(686,030)
Balance - December 31, 2014	$1,118,542

3. Furnishings and Equipment

Furnishings and equipment consist of the following at December 31, 2014:

Furniture and fixtures	$	163,488
Office equipment		162,295
Software		10,651
Leasehold improvements		72,254
		408,688
Less accumulated depreciation		(401,547)
Furnishings and equipment, net	$	7,141

Depreciation expense for the year ended December 31, 2014 amounted to $4,950.

4. Related Party Transactions

The members of the Company, prior to the reorganization at December 31, 2014, are also the principal owners, and managing partners, of two companies, one of which is the General Partner of Fund I and the other is the General Partner of Fund II and its parallel partnership. Total management fees of $371,827 were earned from the Funds in 2014. During 2014, the Company repaid Fund II for an overpayment of management fees of $30,782.

The partners of the Company may sit on the Boards of Directors of some of the clients of the Company, or may attend Board of Directors meetings of some portfolio companies of the Funds in exercise of the Funds' observation rights. The Company may, from time to time, enter into commercial arrangements with clients or vendors which have Board members or employees that are related to partners of the Company.

As of December 31, 2014, the Company and its partners guaranteed a $1 million line-of-credit made available to Fund II by one commercial bank. The line-of-credit held by Fund II had a

balance of $0 at December 31, 2014. The current line-of-credit will mature on April 15, 2015.

5. Simplified Employee Pension Plan

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan were $282,784 in 2014.

6. Leases

The Company has various operating lease agreements for office space and some office equipment. Rental expense was $152,306 for 2014. The Company's office lease expired December 31, 2010, and it is currently leasing its office space on a month-to-month basis for $10,000 per month. As of December 31, 2014, the minimum future rental payments under these leases are as follows:

Year		Amount
2015	$	10,276
2016		7,867
2017		640
Total minimum future rental payments	$	18,783

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2014, the ratio of aggregate indebtedness to net capital was 0.01 to one, and net capital was $696,084, which was $691,084 more than required.

Computation of Net Capital			
Partners' capital, December 31, 2014		$	755,591
Less: Fair value of warrants	(1,118,542)		
Add: Contingent compensation related to warrants	1,118,542		
Effect of warrants on net capital	-		-
Less non-allowable assets			(59,507)
Net capital		$	696,084
Reconciliation of Partners' Capital			
Partners' capital, Form 17A-5, Part IIA		$	755,591
Audited financial statement adjustments			-
Partners' capital per audited financial statements		$	755,591
Reconciliation of Net Capital			
Net capital, Form 17A-5, Part IIA		$	696,084
Audited financial statement adjustments to non-allowable assets			-
Net capital per audited financial statements		$	696,084
Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1			
Accounts payable and other liabilities		$	1,128,604
Less: Contingent compensation related to warrants			(1,118,542)
Total aggregate indebtedness		$	10,062
Ratio of aggregate indebtedness to net capital			.01 to 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Croft & Bender LP

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014, in which (1) Croft & Bender LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Croft & Bender LP claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Croft & Bender LP stated that Croft & Bender LP met the identified exemption provisions throughout the most recent fiscal year without exception. Croft & Bender LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Croft & Bender LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Windham Brannon, P.C.

Certified Public Accountants

February 27, 2015

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

February 11, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014

Dear Sir/Madame:

For the fiscal year ending December 31, 2014, Croft & Bender, LP claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Croft & Bender, LP met the exemption provided above for the period ending December 31, 2014.

Sincerely,

T Bender

Theodore J. Bender, III
Managing Director

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Partners of
Croft & Bender LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Croft & Bender LP (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2201********************MIXED AADC 220
051520 FINRA DEC
CROFT AND BENDER ~~LLC~~ LP
BLDG ONE SUITE 100
4200 NORTHSIDE PKWY NW
ATLANTA GA 30327-3007

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
LEE ANDERSON (404)841-3131

2. A. General Assessment (item 2e from page 2) $ 21,769

B. Less payment made with SIPC-6 filed (**exclude interest**) (14,384)

_______________ Date Paid

C. Less prior overpayment applied (_______)

D. Assessment balance due or (overpayment) 7,385

E. Interest computed on late payment (see instruction E) for______days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,385

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,385

H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CROFT + BENDER LP
(Name of Corporation, Partnership or other organization)

T Bender
(Authorized Signature)

Dated the 10TH day of FEBRUARY , 20 15 .

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______

Documentation _______

Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,707,737

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 8,707,737

2e. General Assessment @ .0025 $ 21,769

(to page 1, line 2.A.)